Exhibit 99.2

Amira Nature Foods Ltd.

Fourth Quarter 2015 Earnings Call

July 16, 2015

Operator

Greetings and welcome to the Amira Nature Foods fourth-quarter and full-year fiscal 2015 annual conference call. (Operator Instructions)

As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Ms. Katie Turner of ICR. Thank you. Please begin.

Katie Turner - Integrated Corporate Relations, Inc. - IR

Good morning and welcome to Amira Nature Foods fourth-quarter and fiscal-year 2015 earnings conference call. Speaking on the call today are Karan Chanana, Amira's Chairman and Chief Executive Officer; and Bruce Wacha, Amira's Chief Financial Officer.

By now everyone should have access to the earnings release which went out this morning. The earnings release and the earnings presentation are available on the Investor Relations portion of the Company's website at www.amira.net. This call is being webcast, and a replay will also be available on Amira's website.

Before we begin, we'd like to remind everyone that prepared remarks contain forward-looking statements, and management may make additional forward-looking statements in response to your question. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company's control, that could cause its future results, performance, or achievements to differ significantly from the results, performance, or achievements expressed or implied by such forward-looking statements.

Important factors that could cause or contribute to such differences include risks detailed in the Company's public filings with the Securities and Exchange Commission and those mentioned in today's earnings release. Except as required by law, the Company undertakes no obligation to update any forward-looking statements herein or as a result of new information, future events, or otherwise.

Also in the Company's earnings release and in today's prepared remarks the Company will reference adjusted EBITDA, adjusted profit after tax, and adjusted earnings per share. These are non-IFRS financial measures. A reconciliation of non-IFRS measures to the most directly comparable IFRS financial measures is included in the Company's press release.

And with that, I'd like to turn the call over to Karan Chanana, Amira's Chairman and Chief Executive Officer.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Thank you, Katie; and thank you to our many investors and equity analysts who have joined us on this call on this morning to discuss our fourth-quarter and fiscal-year 2015 results. We are very excited to close out our fiscal year, and it's been an eventful one.

For starters, 2015 is our 100-year anniversary; and then some of you must have seen us on television last month, when we rang the closing bell at the New York Stock Exchange -- or even joined us in person at the Exchange, where we held a celebration in the honor of the next 100 years. So with that, we are happy to announce that in this fiscal year we have achieved more than we set out to do.

For both the full year and the fourth quarter, we grew revenue, adjusted EBITDA, and adjusted EPS at double-digit rates. We finished 2015 with $699 million of revenue, $99.5 million in adjusted EBITDA, and $1.51 in adjusted EPS, all of which up more than 25% for the full year.

Our revenues, our adjusted EBITDA exceeded our initial guidance of 20% growth as well as our revised guidance of 25% growth for the full year. So we beat our guidance. We continue to close in on our goal of $1 billion in revenue and $150 million adjusted EBITDA within five years of our IPO. And I believe we are just getting started.

We've seen revenue growth from all around the world. We are also seeing signs of continued strength in our smaller but rapidly expanding developed world business. Turning to India business, which has benefited from a combination of macro conditions: the trade-up of the middle class, expansion of the modern trade channel -- both of which are creating demand for our core rice offerings.

The Indian economy is doing very well under the new administration, the GDP forecast calling for a 7.5% growth going forward. Separately we are seeing traction in our new product launches in India and benefits of our full rollout of the 15 Company-managed distribution centers, which have brought us closer to the end markets throughout the Indian subcontinent.

Our emerging markets business has benefited from increased volumes as we continue to grow along with our third-party existing branded customers and add new geographies and expand the Amira brand. This has been a great year for our developed world business. We entered into relationships in the UK, and Europe, and the United states.

In the UK we are in now four out of the five large retailers. So we are in Asda, Morrison's, Tesco, and Waitrose. And as a matter of fact, we believe we are the largest brand in Morrison's by a mile.

In Europe we have more than a full year of operations of our German business, which we acquired in January 2014. And we are leveraging the footprint. We also have added to our presence, and our products are now sold in Bilka, Fotex, and Netto in Denmark.

Finally, coming to the US, we've made great strides this year in terms of adding distribution. And I believe, like I said, we are just about to get started. We already had a great team in place, and we've added to that. We've announced new relationships with CROSSMARK, UNFI, and National in the early calendar of 2015. We now have the right building blocks in place to continue our growth in the business, and we have followed up with new distribution wins with our products, which are better than everywhere else, and bringing them to sell near you. So we are at Mariano's, Publix, Jewel-Osco, Gelson's, and Amazon, for example, in the US.

I know many of you ask questions about the basmati crop trends. First of all, we believe the long-term trajectory of increased demand for our products portfolio will continue. We just happen to be in a great category.

The business is also expected to increase pricing over the long-term for both raw material paddy and for finished product. With that said, it's never a straight line. And we do expect there to be years like the recent one, where we saw core input cost relief to us. And that's actually a good thing. The result is that when appropriate, some of the savings are passed on to the consumer. And this typically creates an environment for increased volumes across the supply chain and still healthy margins for us.

As far as the next crop year is concerned, it's a little too early to predict. However, I must say that the monsoon has arrived well in India; and you know how it goes along in the near future. And we are shortly to update you on that.

So we remain confident in our business and look forward to another positive year to come. Now I'd like to turn it over to Bruce so that he can walk you through some of the numbers in more detail.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Thanks, Karan; and thank you to everyone for joining us this morning. It's a pleasure to be here today to discuss our results.

First I will walk you through the full-year results; next, the fourth-quarter highlights; and then the overall health of the business before finally turning it over to Q&A portion of the call. I will be referencing the investor presentation, which you should be able to find posted on our website.

So beginning with page 6, our full-year results: as Karan noted earlier, revenue was $699.4 million, up $152 million or 27.8% from last year and above our revised guidance of 25% for full-year growth. In terms of revenue we saw a continuation of volume as a primary driver of growth. But we also benefited from a continued trade-up effect, which positively impacted mix.

India's sales were up 28% for the quarter, international sales up 27.7%. Amira-branded and third-party branded were up 38.6%, while sales of our more opportunistic institutional business were $36.9 million compared to $69.4 million a year ago.

Adjusted EBITDA came in at just under $100 million -- $99.5 million -- for the quarter. And margins were 14.2%, up 40 basis points from 13.8% a year ago. Adjusted EPS, $1.51 for the year, up more than 30% from $1.14 a year ago.

Now, moving to page 7: as you can see, we reported another quarter -- our 11th, actually, since IPO -- of double-digit revenue, adjusted EBITDA, and adjusted EPS growth. Revenue was up 22% to $226.8 million; adjusted EBITDA, up 25% to $33 million; and adjusted EPS up 11% to $0.52 per share -- all record numbers for a quarter.

On the top of page 8 on the left, you can see that the Amira brand and our third-party brand contribute to approximately 95% of overall sales, while our more opportunistic institutional business accounted for approximately 5% of sales. Over to the right, India was approximately 41% of sales; rest of world, 59%.

Quickly, on pages 9 and 10, as Karan mentioned earlier, we have added to our diverse customer mix during the course of the year while also reaching our goal of establishing 15 Company-managed distribution centers in India compared to just one at the time of IPO.

Moving to working capital on page 11, as you can see, inventory is up slightly in dollar terms -- right about 37% of full-year 2015 sales. Karan just described this past crop season as one of input cost relief, and this is an example of how it materializes across our financials.

Page 12, key capital structural items. We finished the year with 2.1 times debt to adjusted EBITDA and net debt to adjusted EBITDA of just 1.6 times, consistent with the low leverage ratios that we have maintained since going public.

On page 13, as a reminder, our leverage levels have come down nicely over the past few years, while our interest coverage ratios are also strong at approximately 3 times. And on the bottom right you can see that our leverage is much lower than that of many of our mid-cap and large-cap traded peers in the United States.

Page 14 is a reminder of how far we've come in the past two and half years since going public, increasing sales from $342 million to nearly $700 million today; adjusted EBITDA from $41 million to nearly $100 million today. There are very few companies across the broader consumer landscape with a track record anything like ours.

Now, finally, I'd like to pause on the outlook page before moving to Q&A. As you can see from the far right side, we remain on track to hit our long-term target of $1 billion in sales and $150 million in adjusted EBITDA within five years of the IPO. And to get there, we expect to see double-digit revenue growth and adjusted EBITDA in the coming year.

So thank you once again. And, operator, can you please begin the Q&A session?

Operator

(Operator Instructions) Amit Sharma, BMO Capital Markets.

Amit Sharma - BMO Capital Markets - Analyst

Hi, good morning, everyone. Bruce, a couple of modeling questions and then a couple of questions for Karan as well. The tax rate for the quarter -- Bruce, we came up with about 14%. Is that lower than usual?

Bruce Wacha - Amira Nature Foods Ltd - CFO

I would suggest looking at -- we've been guiding towards a 20% tax rate. If you can remember, a couple of quarters back it was a little bit lower. It's balanced out for the year sort of in line with where we expected.

Amit Sharma - BMO Capital Markets - Analyst

Okay. And then receivables were up pretty nicely in the quarter. Is there anything unusual about that, or it's just inventory?

Bruce Wacha - Amira Nature Foods Ltd - CFO

No, nothing really unusual. I would look at the long-term trends and see where we are from a percent of sales -- and, you know, slightly up but nothing unusual.

Amit Sharma - BMO Capital Markets - Analyst

Okay. And then, Karan, you mentioned that you are expanding pretty nicely in your third-party business or the Middle East business. You also talked about new geographies and Amira-branded expanding there as well. Can you provide a little bit more color around that, please?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

I think we all know that what's happening in the Middle East with the new deals going to happen. So I think that's a market which is a sizable market we have not addressed properly. We look forward to doing that, adding new geographies around that region and going from there.

Amit Sharma - BMO Capital Markets - Analyst

When you say the new deal, are you referring to the --?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Iran.

Amit Sharma - BMO Capital Markets - Analyst

Okay, all right. And thinking widely of your third-party business, many investors think of that business something similar to the low margin co-pack business, and many of your peers have here. Can you please talk about -- just compare and contrast how your third-party business differs from that in terms of sustainability, visibility, and most importantly your margin structure.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Good question, Amit, and so here's what our third-party business really is. The third-party business dates back two, three decades. This is the bedrock of our foundation of our relationships internationally.

Third-party business is not private-label. It is to individual brands and distributors across the world want to put their name on a pack, and because they carry a lot more than just rice. We've had these relationships -- some of them dating back to the early 1980s and still continuing.

What this enables us to do, clearly, is understand the destination market of the third-party, the consuming brand; the nuances of the consumers; what is consumed -- when, how, and where -- so routes to market. And let's not forget, we are in a highly fragmented category.

So we take these learnings and then bring out the Amira brand in these same markets without a conflict, because fragmentation has led to fragmentation in market shares and focus as well for others. So our third-party business is the foundation which enables the Amira brand and Amira as a company to grow in a low-risk, high-growth environment. And we continue to do that.

So this cannot be -- it's a unique business. It's a good margin business. Lends us to learn new markets without having the risk of burning up on anything, which other companies in other industries would have to do, and do new learnings.

I've spoken about the same a lot of times. So this is actually an Amira advantage, where we do the third-party and the Amira brand, both, enabling both to grow.

Amit Sharma - BMO Capital Markets - Analyst

You say good margins. Are those margins comparable to what your branded segment might be producing in India?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Good question. Now, if you look at the investor presentation on our website, we have the Amira pyramid page there. So the Amira brand operates in a manner where we have the best money can buy, the premium, the value, and the popularly priced, giving us the ability to move across the value chain and routes to market.

The third-party branded works in a few buckets. So they are complementary to one another. Now, on the margin cycle it's comparable; but yes, the Amira brand gives us a higher-margin, naturally, because we control and we get the last-mile margin. So -- however, it's a good business for us. It's been our foundation. It enables the Amira brand to go into new geographies and remains at the core and central of our growth and business.

Amit Sharma - BMO Capital Markets - Analyst

Got it. And just one quick one on that 2016 guidance. Can you provide a little bit more detail around how much are you looking to the -- from the volume and price mix and -- as well as Amira third-party brands in terms of growth in top line?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

We give guidance on an overall Company basis. And that's what we are sticking to.

Amit Sharma - BMO Capital Markets - Analyst

Okay. Great. Thank you.

Operator

Akshay Jagdale, KeyBanc Capital Markets.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Congratulations on a good quarter. So can you talk a little bit about the dynamics that -- you did talk about input costs being down. Can you just give us some general trends as to what the consumer is seeing as a result of that in the basmati rice market? So generally speaking, can you give us a sense of where prices are for basmati rice, like, in India and internationally, broadly? Like, are they down 5%, 6%?

And maybe just talk a little bit about what that's doing to volumes. Because from my understanding, the volumes in India for basmati rice as a category have picked up significantly as prices have come down at retail, which net-net might be a positive thing.

But I would love to get your perspective on the dynamics of the price passthrough and what that's doing to volume growth in India, and also internationally -- where, internationally, it seems like there's less visibility. It's hard to get a gauge of how the overall international market is doing. So it would be great to get your view on the price passthrough and what that's doing to demand on the international side as well. Thanks.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Akshay, brilliant question. And I think the answers are fairly simple, and I'll say them straight out. We've had input cost relief, yes. Prices, we have spoken about earlier, are down 10% or so but have been stable at that 10%, 15% down level.

But you know what's very interesting is what it's done to volume and product mix. Both in India and international, what we are seeing is surge of volume. You saw a great testimony of that in end of December, when we announced a repeat order from the same customer which was up in value -- which clearly represents volume as well.

That being a benchmark, you know? And we are seeing similar things happen across the world. And interestingly, I must tell you that in India, for example, there is a trade-up happening. So our product mix has changed although the price is down.

Similarly, internationally the same thing has happened. The supply chain, when the prices a year and a half ago had gone up drastically, compensated for their increased working capital requirements by keeping the volume flattish and have used this reduction in input costs to increase volume, because the long-term trends for basmati rice is always going up.

If you look at the last 5-, 10-, 15-year rotations, you will see prices going up in periodic levels. So we have years like this, which enable for volume growth, which actually is at, again, the foundation of the growth of the basmati industry as prices soften in one-odd years, more volume goes up. People trade up. The mix changes and leads to continuous growth.

So we are very happy at the situation where prices went down 10% or 15% and have stayed there. The product mix is changing; volumes are up significantly.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

That's helpful. Can you delve a little bit deeper into the mix issue? I'm not certain if that's a net positive for you or not. So what's happening on the mix side? So what are people doing -- eating more higher-quality varieties? Or -- give us a sense of what's happening on mix side.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

So mix is definitely positive for us. And that was my understanding and explanation.

So just to repeat, the mix is on the positive side. Yes, people are trading up. So in India, people who were having basmati rice in a periodicity have increased their periodicity. Within the category, people have traded up to a better quality.

And the same is happening internationally. So, like, we are running a promotion currently in the UK with one of the largest supermarkets. And we've seen phenomenal response out there. So much so that it's been carried at one of the national dailies, as well, with our brand mentioned there.

So any input cost relief across the channel enables volume growth rapidly and a trade-up. So we've seen a positive trade-up in our product mix and a positive in our volume growth.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

So your Company is unique, in my opinion, relative to your competitors in the basmati rice space in that it's very sales-led. And that, in my opinion, translates into share gains both in India and abroad.

So it's hard to look at your growth rate and say the category is growing in that I feel like you are exceeding the growth rates of the category overall. So with that being said, though, is it your impression, based on what you are seeing -- what you just said -- that overall volume trends are accelerating in the category, both domestically and internationally? So overall category growth from a volumetric perspective is accelerating as a result of this price dynamic. Is that a fair statement?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

The complete basmati industry globally -- not just India, okay, and not just (inaudible) India, is slated to grow volumes this crop year, which you will see out in the coming financial year. That's what we are seeing.

Now, as for -- we are completely sales-led. You got that right. And the testimony of that is our management teams across the world. If you look at our competition, they are very focused in markets where they are good at. We have followed a spread strategy, and that is at the core of our growth. And then we are doing what we know best, both third-party and the Amira brand together. That's, I think, what makes us unique in addition to everything else.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

That's helpful. Just on margins, I know there tends to be some confusion on how we should be thinking about business from a margin perspective. Now, you've been very clear about guiding on sales and EBITDA. I believe you do that because that's the way you manage the business.

However, when you report the numbers, obviously there's gross margins, there's SG&A, and all that stuff. But given that we don't have the visibility into the mix of your business, isn't it best to just think of your business from a sales, and EBITDA, and EBITDA margin basis, and not worry as much about COGS and gross margins, if I may? Is that a fair way to think about your business, or would we be missing something if we did that?

Because there's been some change in the trends on the gross margin side that have some investors concerned, right? But I have always thought of your business from an EBITDA margin basis. And those margins have consistently gone up through cycles, including this one, where input costs are down. So can you just broadly talk a little bit about that topic?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Yes. So you are spot-on. The only way to look at our business is revenue and EBITDA margins. We not only run the business that way; we are a IFRS company. So COGS and gross margin is for US GAAP companies.

So I like to remind investors: we are IFRS. As a result, looking at our business, the way we run it is the way we report it -- it's revenue and EBITDA margins. And that is the correct way to look at it, and it is the correct barometer of our top line and bottom line.

Now you talk of visibility of our mix. Yet we are consistently in almost a single product category. Now, any further detailing has, in the past, led us to come and bite us. And our friendly competitors have always used that against us.

So as a result, we currently are harming ourselves by giving more details out and then stumping our own growth. I think we gave you a healthy detail of how we are running the business and where we are. So coming back and answering the question straight up: revenue/EBITDA is the only way to look at it. And you are spot-on correct on that.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. And just last two for Bruce: so the long-term guidance -- you know, the absolute dollar numbers, you have maintained since the IPO. You haven't changed that. But clearly your growth rate so far has far exceeded what your targets were when you did the IPO, right?

So as a result, what is implied is: to meet those targets sales would have to grow 13%, EBITDA 15%. Do I have those numbers right? Like, on a three-year basis, to get to $1 billion and $150 million, the math is 13% top-line CAGR, 50% EBITDA CAGR.

So there's some margin expansion that's implied there. Am I looking at that directly? Do I have that right? And can you just talk about, like, broadly -- obviously that would be a deceleration from what you have been reporting in recent years. But I think you are setting the bar appropriately, given the larger base. But I just want to make sure we are not missing anything in terms of your view of the category changing or anything of that sort?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. Great question. So first off, you are correct: you are running your CAGR model correctly. Those are -- that's about what it will take to get to $1 billion in sales and $150 million of EBITDA. And that is what we guided to at time of IPO.

As far as margins -- you know, that implies a 15% EBITDA margin, which we think is a healthy way to look at the business. We don't really think of it as a de-acceleration of the business. We look at the business as we are modeling it to grow, and we're forecasting it to continue to grow. I think it's a little bit more of the law of large numbers.

And so we've been adding $100 million, $150 million a year in sales. When we started out with $350 million-odd in sales, that was a very large CAGR. But we still think we're going to continue to grow -- very much so.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. And just one last one: can you give us an update on the balance sheet on the debt side -- where you stand with your Indian consortium in terms of availability, etc.? It's never been an issue. Obviously, your leverage numbers are outstanding in a good way. Can you just talk about what the availability is, if anything has changed there, and what the game plan is going forward?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. So point one: we continue to have a pretty conservative balance sheet. We are about 2 times debt to EBITDA -- 1.6, 1.7 on a net debt basis, with plenty of interest coverage. We're obviously always looking to optimize our cost of capital, but we are quite happy with the balance sheet that we have today.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

All right. I'll pass it on. Thanks.

Operator

Rupesh Parikh, Oppenheimer & Co.

Erica Eiler - Oppenheimer & Co. - Analyst

Good morning, guys. This is Erica Eiler on for Rupesh. Thanks a lot for taking our question. So I guess I just want to start with revenue. As we look at this quarter again, revenue meaningfully topped expectations. Can you maybe help us understand what contributed to the upside there, maybe, versus your internal expectations?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. Great question. And we've been pretty consistent in terms of having looked at the growth model for the business. So generally speaking, through the time since we've been public, there's been both a healthy mix of price and volume -- or price and mix and volume. And then we've said, generally speaking, that's how we see things going.

There are going to be years like this year, where there is input cost release relief, which effectively means lower pricing on an absolute basis -- although, as Karan alluded to, we had a healthy mix benefit. It is largely volume driven, I think, as we've discussed before in the most recent couple of quarters.

But like I said, there's mix as well as price that's benefiting us. And we think that the normal long-term trajectory of both a healthy balance of price, mix, and volume will continue in the future. So it's not surprising for us in terms of how it's played out.

Erica Eiler - Oppenheimer & Co. - Analyst

No, that's very helpful. And then just -- we've touched a little bit on the Middle East, a little bit on India. Maybe just moving on to the US and UK -- I mean, with all the recent distribution gains in these newer markets over the past several quarters, can you talk a little bit about the key things that -- you know, initiatives you have in place to drive velocity growth in these two particular markets going forward?

Bruce Wacha - Amira Nature Foods Ltd - CFO

Sure. So I'll just get started on that, and then maybe Karan can add to it. In the UK, for example, great progress late last year and then early in the year that just finished in terms of getting into four of the five large retailers. And so that's a great model for what we're looking to do on a larger scale in the US.

In the US we already had a very nice business -- largely Costco, Restaurant Depot, some smaller stores, doing very nicely. But we've significantly augmented that in terms of putting the building blocks together for future growth. And by that I mean the deals with CROSSMARK, with UNSI, and National, where we now have a greater ability to get to market. And we've seen early distribution wins with Publix and some of the other stores that Karan mentioned earlier. We're very excited about that.

And so we think that's that creates -- one, this current year that just finished that we reported distribution wins, setting us up for revenue gains. I don't know if, Karan, you want to talk a little bit more -- the vision around that?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Yes. So in the UK, I think this current year, with the benefit of last year, I think we will grow year on year significantly. We are in four out of five supermarkets. And this will be the first full year in all of them. So good growth to come from there; the product's doing well. The brand is doing well, getting more recognition.

I think the US -- still early days, but we've clearly made some great strides. We've got one of our organic SKUs now at Costco and more of the organic and the natural conventional product getting into retailers. So I just said that we are in Publix, Jewel-Osco, Mariano's. And going to a lot more.

And online in the US -- we are on Amazon, which carries a large SKU -- lines of SKU of our brand. So you should see a lot more coming from us in the developed world, especially in the US, where we are setting ourselves to make deeper strides as the brand gets more popular, wherever it is. So it's still early days. It should be growing rapidly there. That's our aim. We've added to the team, both in our California and our New York offices. And we continue to do that.

Erica Eiler - Oppenheimer & Co. - Analyst

Okay. And then as we look at the seasonality of your revenues and EBITDA, can we expect to see a similar cadence as prior years? Or are there any other factors that we should consider in the current year that may change that seasonality?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

We run the business on an annual basis. We are also in the (inaudible) for over a year. So although we report quarterly, but we run the business on an annual basis; so the best way to look at the business is on an annual performance basis. I do understand the quarter would give you a good flavor, but it's the annual is the benchmark to go on.

Erica Eiler - Oppenheimer & Co. - Analyst

Okay. That's fair. And then just from an expense perspective, can you maybe help us understand the types of investments you are making this year? And any color on your ability to leverage expenses this year would also be helpful.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

I think we wait for that when we give you this first-quarter results before I'm picked off legally for saying more than I should.

Erica Eiler - Oppenheimer & Co. - Analyst

Okay. And I guess just lastly, we touched a little bit on the balance sheet and financing plans. With regard to the processing center, are there any updates there?

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

On the balance sheet we continue to aim to reduce our cost of capital. And we will be actively working towards that. And then, of course, on the processing center as well.

Erica Eiler - Oppenheimer & Co. - Analyst

Okay. That's it for me.

Karan Chanana - Amira Nature Foods Ltd - Chairman and CEO

Thank you.

Operator

Thank you, ladies and gentlemen. At this time I'll turn the floor back to management for any final concluding remarks.

Bruce Wacha - Amira Nature Foods Ltd - CFO

Great. I'd like to thank everybody for joining us on the call. And have a great day.

Operator

Thank you. This concludes today's teleconference. You may disconnect your lines at this time. Thank you for your participation and have a wonderful day.